Cementos Lima S.A.

FILE NO.
82-3911

03 DEC 31 7:21

03045497

SUPPL

VAL-148-03

December 19, 2003

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Quarterly Report as of September 30, 2003.

   Date: filed with CONASEV on December 3, 2003.

   Required by: CONASEV

2. Monthly information as of November 30, 2003 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on December 9, 2003.

   Required by: CONASEV

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

Cemento Lima S.A.

(1)

FILE N° 82-3911

(FREE TRANSLATION)

VAL-144-03

December 3, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

Attached please find our Quarterly Report as of September 30, 2003 to be distributed to securityholders.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

Encl.: 1

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRANEWS

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

2

(FREE TRANSLATION)

FILE N° 1
82-3911

VAL-147-03

December 9, 2003

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of November 30, 2003.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

Newsletter as of third quarter 2003

Cementos Lima S.A.

ECONOMIC ENVIRONMENT

Peru's Gross Domestic Product (GDP) increased during the first nine months of 2003 by 4,3% with respect to the same period of 2002. Likewise, the Construction Sector grew by 3,3%, while the domestic demand for cement did it by 2,1%.

With respect to the variation of the inflation indices, during the first nine months of the year, the Consumer Price Index, and the Wholesale Price Index increased by 1,69%, and 0,98% respectively, in comparison with the increase of 1,23%, and 1,85% obtained during the same period of 2002, respectively.

During the first nine months of the year, the Peruvian Nuevo Sol revaluated 0,91% against the US dollar in nominal terms, considering the average selling quote at the end of the period. On September 30th 2003, the exchange rate quotes for selling and buying US dollars were S/. 3,483, and S/. 3,482 per dollar, respectively.

CORPORATE MATTERS

On July 18th, 2003, the Board of Directors declared a cash dividend of US$ 0,12 per common share and US$ 0,012 per investment share, paid from September 1st, 2003. This dividend totaled US$ 5 003 608, and was on account of 2003 fiscal year's retained earnings.

ENVIRONMENT AND NATURAL RESOUCES

During the third quarter of the year, the Company accomplished the following activities:

1. Related to the Production Ministry (PRODUCE):

- Environmental monitoring of air quality, noises, and water at the different mining concessions, the Conchán pier, and the Atocongo's plant.
- On September 15th 2003, PRODUCE approved the

Environmental Impact Study of the limestone exploitation of the "Miguel Segundo" mining concession. Likewise, during September Cementos Lima presented the new Integral Plan of Environmental Management corresponding to the PAMA (Environmental Management And Compliance Program).

- The implementation and assembly of the new particle filtration system by electrofilters continued in the cooler of production line 2.

- During the third quarter, additional studies for the treatment of residual water by swamp systems, which will be used for the watering of green areas and for the production process, were developed.

2. Related to community support:

- During this third quarter, the Company offered technical support for the maintenance of the ecological laboratories, for the archeological studies, for the flora and fauna investigation projects and for the "Flor de Amancay" rescue project.

- Additionally, the implementation of the program "Jóvenes Líderes" (young leaders) continued, with the participation of students from Juan Valer Sandoval School, located in a nearby urban area.

OPERATIONS AND PRODUCTION

The Company's clinker production decreased during the first nine months of the year by 1,9% with respect to same period of 2002, from 1 492 517 t to 1 464 459 t. From the total clinker produced 78,11% corresponded to type I and 21,89% to type II clinker of low alkali content.

Cement production during the first nine months of the year increased by 0,9% with respect to same period of the former year, from 1 415 482 t to 1 428 738 t. Total production included 982 067 t of type I cement, 376 394 t of type II

TABLE N° 1
CEMENTOS LIMA S.A.
(in thousands or metric tons)

YEAR	QTR	Production		Cement Dispatches*	
		Clinker	Cemento	C. Lima	Perú
2002	I	481,3	476,5	364,3	919,7
	II	385,6	468,8	352,3	862,2
	III	625,6	470,2	385,0	983,8
	I-III	1 492,5	1 415,5	1 101,6	2 765,7
	IV	417,4	400,5	366,4	987,6
	I-IV	1 909,9	1 816,0	1 468,0	3 753,3
2003	I	476,3	456,9	374,4	945,7
	II	469,6	504,7	360,1	889,7
	III	518,6	467,1	378,6	987,6
	I-III	1 464,5	1 428,7	1 113,1	2 823,0
Variation					
03-I-III/02-I-III		-1,9%	0,9%	1,0%	2,1%
03-III/02-III		-17,1%	-0,6%	-1,7%	0,4%
03-III/03-II		10,4%	-7,4%	5,1%	11,0%

* Only domestic dispatches are included.

cement of low alkali content for exports and 70 277 t of type IP cement.

It is important to point out that during the month of July the Company reached a new monthly production record of clinker of 220 454 t in Kiln II. This record replaces the one reached in May of 2000 with 218 528 t. Further, it is worth noting that this new record included the production of three different types of clinker: type I, type II of low alkali content and type V resistant to sulphates for a potential export market, which is very significant due to all the required changes of materials and to the higher energy consumption needed for the production of clinker types II and V, both of which affect the kiln's efficiency.

At the same time, it is also worth mentioning that Kiln I remained shut down during the first nine months of the year.

Clinker and cement production figures, as well as cement domestic dispatches, are shown in table N° 1.

The Conchan's port operations, expressed in total tonnage, increased 30,49% during the first nine months of the year when compared to the same period of 2002. The annual variation in tons of loaded or unloaded products is shown below:

PRODUCT	As of september 30th 2003	N° of Vessels	As of september 30th 2003	N° of vessels	Volumen Variation %
CEMENT	312 275	11	275 743	10	13,25
CLINKER	244 812	8	143 373	6	70,75
COAL	249 518	9	206 186	6	25,87
GRAINS	62 318	2	40 600	3	53,49
TOTAL HANDLED	868 923	30	665 902	25	30,49

MARKET

Domestic

The Company's domestic cement dispatches during the first nine months of the year totaled 1 113 102 t, volume 1% higher than the one obtained in the same period of 2002 when local dispatches reached 1 101 594 t. Furthermore, dispatches during the third quarter had a 1,7% decrease compared with the same quarter of 2002 and a 5,1% increase when compared with 2003's second quarter.

Additionally, total domestic cement dispatches increased 2,1% during the first nine months of the year compared to the same period of 2002, from 2 765 759 t to 2 823 045 t.

As a consequence, the domestic market share of the Company is now 39,4%.

The Company did not make any price adjustments during the third quarter of the year, maintaining the same prices established on May 16th, 2001.

As a result, the average domestic price of Type I cement for the first nine months of the year, in constant nuevos soles as of September 30th 2003, was S/. 299,24/t, 1,87% lower than the S/. 304,93 average price of the same period of 2002. In US dollars equivalent, the weighted average price for Type I cement during the first nine months of the year was

CEMENTOS LIMA S.A.
Income Statement
(in thousands of constant nuevos soles as of september 30th, 2003)

	Nine Month Period					Three Month Period				
	To september 30th, 2003		To September 30th, 2002		Percent Change	Third Quarter 2003		Third Quarter 2002		Percent Change
		%		%	%		%		%	%
Net Sales	399 242	100	394 106	100	1	138 465	100	131 174	100	6
Cost of Sales	(175 075)	(44)	(163 914)	(42)	7	(60 041)	(43)	(53 186)	(41)	13
Gross Margin	224 167	56	230 192	58	(3)	78 424	57	77 988	59	1
Operating Expenses										
Depreciation and amortization	(69 951)	(18)	(62 388)	(16)	12	(24 128)	(17)	(20 784)	(16)	16
Administrive	(31 767)	(8)	(30 244)	(8)	5	(11 909)	(9)	(10 352)	(8)	15
Selling	(11 681)	(3)	(10 842)	(3)	8	(4 178)	(3)	(3 443)	(3)	21
Total Operating Expenses	(113 399)	(28)	(103 474)	(26)	10	(40 215)	(29)	(34 579)	(26)	16
Operating Income	110768	28	126 718	32	(13)	38 209	28	43 409	11	(12)
Comprehensive Financial (Expense) income										
Financial (expense) income, net	(2 921)	(1)	(5 593)	(1)	(48)	(835)	(1)	(1 985)	(2)	(58)
Gain (Loss) from monetary position	(2 250)	(1)	(5 296)	(1)	(58)	(1 960)	(1)	(4 472)	(3)	(56)
Total Comprehensive Financial (Expense) income	(5 171)	(1)	(10 889)	(3)	(53)	(2 795)	(2)	(6 457)	(5)	(57)
Other Income (Expense)	(1 138)	0	1 393	0	(18)	1 754	1	1 137	1	54
Income Before Tax and Employees	106 735	27	117 222	30	(9)	37 168	27	38 089	29	(2)
Income Tax	(7 916)	(2)	(13 069)	(3)	(39)	(3 847)	(7)	(4 296)	(3)	(10)
Employees´ Profit Sharing	(27 145)	(7)	(28 171)	(7)	(4)	(9 365)	(3)	(9 239)	(7)	1
Net Income	71 674	18	75 982	19	(6)	23 956	17	24 554	19	(2)
Legal Reserve	742	0	(283)	(0)	(362)	442	0	1 265	(1)	(65)
		0				-	0			
Net Unrestricted Income	72 416	18	75 699	19	(4)	24 398	18	25 819	20	(6)

US$ 85,61/t, 0,65% higher than the US$ 85,06/t averaged for the same period of 2002.

Exports

The total volume exported during the first nine months of 2003 increased by 32,9% with respect to same period of 2002, from 419 117 t during the first nine months of 2002 to 557 087 t during the same period of 2003.

From the total exported, 312 275 t or 56,1% correspond to type II cement of low alkali content destined to the USA, 213 671 t or 38,4% correspond to type I clinker destined to the USA and Chile, and finally 31 141 t or 5,6% correspond to type II clinker destined also to the USA.

In summary, 80,5% of the exported volume was destined to USA and 19,5% to Chile.

It is worth mentioning that the total volume exported during 3Q03 totaled 223 429 t, 150,2% higher than the total volume exported during 3Q02, when they reached 89 302 t.

It is also important to highlight that during the first nine months of the year exports represented 33,4% of the total volume dispatched by the Company, in comparison with the 27,6% achieved during the same period of 2002.

Furthermore, until September 30th, 2003 the Company had already exported 106% of the total volume exported during the whole year 2002.

ANALYSIS OF FINANCIAL RESULTS

Net sales, including exports, during the first nine months of 2003 in constant nuevos soles as of September 30th, 2003, reached S/. 399,2 million, 1% higher than in the same period of 2002. The increase was due to higher export revenues.

Cost of sales was S/. 175,1 million, 7% higher than in the same period of 2002, mainly due to higher exports and to the higher relative consumption of the Pucará quarry's limestone, net of lower coal costs as a result of the merger of Lar Carbón.

As a consequence of the higher export volumes that have a lower contribution margin than domestic sales, the total gross margin decreased from 58% of sales during the first nine months of 2002 to 56% of sales during the same period of 2003.

Operating expenses, that added up to S/. 113,4 million were higher than the S/. 103,5 million of 2002, due to higher depreciation expenses related to assets incorporated in the merger of Lar Carbón.

Operating income reached S/. 110,8 million during the current period, amount 13% lower than the S/. 126,7 million reached in the same period of last year, due to the same reasons mentioned in the previous paragraphs.

Total comprehensive financial expenses during the period under review were 53% lower than the one obtained during same period of 2002. Financial expenses, which include in both fiscal years the loans for the first and second stages of the Atocongo plant expansion, have been decreasing as the Company has been amortizing the principal of said debt and also due to the lower interest rates negotiated during the second quarter of 2001.

Furthermore, this period generated a loss from monetary position mainly due to the following:

- A profit from monetary position generated by the period's negative currency devaluation, originated by the remaining balances of the foreign currency debt which was obtained in 1998 for the plant expansion.

- This profit from monetary position is deducted from

CEMENTOS LIMA S.A.

(in thousands of constant nuevos soles as of September 30th, 2003)

BALANCE SHEET

ASSETS	September 30th, 2003	September 30th, 2002
CURRENT ASSETS		
Cash and Cash Equivalents	2 177	6 014
Accounts Receivable		
Trade accounts receivable	27 548	15 695
Affiliates	7 484	2 097
Other accounts receivable	6 709	14 826
	41 741	32 618
Inventories		
Cement	1 565	2 244
Work in process	42 101	46 795
Raw materials	4 711	7 965
Coal	12 314	-
Spare parts, materials and supplies	67 200	62 086
Goods in transit	3 528	11 014
Quarry stripping costs - deferred	29 570	24 283
	160 989	154 387
Prepaid Expenses	4 624	8 009
TOTAL CURRENT ASSETS	209 531	201 028
Affiliates		
Accounts Receivable - Long Term	14 453	14 727
Investment in Securities	27 078	61 116
Fixed Assets	634 293	661 050
Other Assets	48 136	30 164
TOTAL ASSETS	933 491	968 085
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	38 647	33 726
Trade Accounts Payable	17 715	30 410
Income and Payroll Taxes	4 450	6 901
Vacation and Profits Sharing	9 037	10 052
Dividends Payable	168	38 655
Customers' Deposits	3 773	3 131
Affiliates	7 337	6 397
Others Accounts Payable	10 347	6 003
Current Portion of Long Term Debt	18 633	59 165
TOTAL CURRENT LIABILITIES	110 107	194 440
Deferred Taxes and Other	50 479	54 075
Long Term Debt	43 654	44 496
TOTAL LIABILITIES	204 240	293 011
STOCKHOLDERS' EQUITY		
Capital Stock	371 128	371 128
Investment Shares	47 942	47 942
Retained Earnings		
Legal reserve	73 853	74 592
Undistributed earnings, previous year	181 412	86 896
Undistributed earnings, current year	72 416	94 516
Dividends paid on current year net income	(17 500)	
TOTAL STOCKHOLDERS' EQUITY	729 251	675 074
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	933 491	968 085

CEMENTOS LIMA S.A.

(in thousands of constant nuevos soles as of september 30th, 2003)

STATEMENTS OF CASH FLOW

	September 30th, 2003		September 30th, 2002	
1. CASH FLOW FROM OPERATING ACTIVITIES				
Net Income	71 674		75 982	
Depreciation	67 399		61 635	
Withdraws and/or Adjustment of Fixed Assets	(21 199)		1 608	
Amortization of Intangibles / Adjustments	2 552		751	
Loss (Profits) due to the Non Current Monetary Position	2 841	123 267	4 642	144 618
		123 267		144 618
2. CHANGES IN ASSETS AND LIABILITIES				
(INCREASE) DECREASE IN ASSETS				
Trade Accounts Receivable	(11 853)		(6 498)	
Other Accounts Receivable	3 010		(3 545)	
Inventories	(8 558)		(19 199)	
Prepaid Expenses	3 384	(14 017)	2 730	(26 512)
INCREASE (DECREASE) IN LIABILITIES				
Trade Accounts Payable	3 689		18 548	
Taxes and Contributions	(2 451)		(2 214)	
Personnel Account	(1 015)		(1 083)	
Other Accounts Payable	(9 150)		32 137	
Dividends Payable	(38 487)		5	
Deferred Taxes and Participations	(3 596)		(3 348)	
Advance Payment of Clients	643	(50 367)	(102)	43 943
		58 883		162 049
3. CASH FLOW IN INVESTING ACTIVITIES				
Increase of Other Assets	(20 524)		(5 600)	
New Contributions to Subsidiaries	(25 883)		-	
Investment decrease due to merger with Lar Carbon	59 921		48	
Payments of Plant Expansion Project			-	
Payment for Purchase of Fixed Assets and Current Works	(24 066)	(10 552)	(14 594)	(20 146)
		48 331		141 903
4. CASH FLOW FROM FINANCING ACTIVITIES				
Inflows from Long Term Financing	-		-	
Long Term Debt Amortization	(39 590)		(74 541)	
Increase (Decrease) of Bank Overdrafts and Loans	4 920		(3 209)	
Prescribed Dividends (Art. 259 Law 16123)	3		64	
Payment of Dividends	(17 501)	(52 168)	(49 572)	(127 258)
		(3 837)		14 645
INITIAL CASH BALANCE		6 014		6 440
FINAL CASH BALANCE		2 177		21 085

the differences in exchange rates activated during 1998 and 1999, as a result of keeping the foreign currency denomination of the liabilities related to the plant expansion.

Other income showed a decrease, going from a S/. 1,4 million net income during the first nine months of 2002 to a S/. 1,1 million net income in the same period of 2003, due to a lower operating income as a result of lower third parties' operations at the Conchán Pier.

The taxable income base of the Company is being levied at a rate of 27% and from this year onwards, the Company is obligated to make an additional advanced payment of the current year's income tax.

Mainly as a consequence of lower gross margins and of the higher depreciation due to the merger of Lar Carbón, net income decreased 6%, from S/. 75,9 million during the first nine months of 2002 to S/. 71,7 million in the same period of 2003, in constant nuevos soles as of September 30th, 2003, representing 18% of net sales, lower than the 19% of 2002.

In the same way, net unrestricted income decreased by 4%, from S/. 75,7 million during 2002's first nine months to S/. 72,4 million during the same period of 2003. According to the General Societies Law, with this provision, the Legal Reserves account accumulated by the Company has already reached the 20% threshold of the paid-in capital.

The most important changes in the Company's Balance Sheet as of September 30th, 2003, with respect to September 30th, 2002, took place in the following accounts:

Cash and Cash Equivalent levels decreased during this period in order to cover non-operating activities.

Temporary increase of Trade Accounts Receivable, due to payment receipts outstanding as of the end of September

TABLE N° 2
CEMENTOS LIMA S.A.
Financial Ratios : 2003 - 2002

	September 30, 2003	September 30, 2002
Current Ratio	1,90	1,03
Acid Test	0,40	0,20
Cost of sales/Net sales	0,44	0,42
Total Liabilities/Total Stockholder's Equity	0,28	0,43

	September 30, 2003	September 30, 2002	Variation %
Inflation Index (IPC)	103,23	101,23	1,98
Inflation Index (IPM)	155,92	154,69	0,80
Devaluation (S/./US$)	3,483	3,644	-4,42
Cement Sol (S/./metric ton)	297,78	297,78	0,00
Cement Atlas (S/./metric ton)	275,68	275,68	0,00

IPC = Consumer Price Index (Base December 2001)
IPM = Wholesale Price Index (Base: Year 1994).

from recently completed exports.

Increase in Inventories, due to the accounting of coal stockas a result of Lar Carbón's merge and to higher stocks of bags for bagged cement, net from lower stocks of export product.

Decrease in Investments in Securities, as a consequence of Lar Carbon's merge. The decrease in investments had as counterpart an increment in Cash and Cash Equivalents, Inventories, Fixed Assets, Equipment and Machinery.

Net decrease in Fixed Assets, Equipment and Machinery due to the year's higher depreciation, net of assets from the merge as well as new acquisitions.

Decrease in Current Liabilities, due to the decrease of the current portion of the long-term debt and to paid dividends, net from other working capital loans.

Long-term debt remained similar to the previous period.

The Company's financial positions as of September 30th, 2003

and 2002 are shown in Table N°2, indicating the key financial ratios.

STOCK MARKET INFORMATION

A summary of the stock price information for 3Q03 follows (all figures are in current nuevos soles per share, except for the number of shares):

	Common shares	Investment shares
Number as of 30-09-03	36 926 629	47 701 066
Face value as of 30-09-03	10,00	1,00
closing price as of 30-09-03	72,00	3,70
Highest closing price	72,50	3,87
Lowest closing price	70,00	3,70
Average closing price	71,31	3,81

The quotation of the ADS´s is as follows:

American Depository Shares (ADS)*	Set. 30th, 2003	Jun. 30th, 2003
Number	43 469	45 513
Closing price as of	US$ 20,55	US$ 20,16

* 1 ADS = 1 common share

CONSOLIDATED FINANCIAL INFORMATION

The consolidated Balance Sheet, and Profit and Loss Statements as of June 30th, 2003, are presented below.

The companies included in these consolidated financial statements are: Cementos Lima S.A., Inveco S.A. (includes Unicón S.A.), Generación Eléctrica Atocongo S.A., Depósito Aduanero Conchán S.A., Transporte Lurín S.A., Minera Adelaida S.A. y Naviera Conchán S.A. (the last three are not currently operating).

CEMENTOS LIMA S.A. AND SUBSIDARIES (CONSOLIDATED)

(in thousands of constant nuevos soles as of June 30th, 2003)

BALANCE SHEET

	June 30th, 2003	December 31st, 2002
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	9 827	36 419
Accounts Receivable		
Trade accounts receivable	42 792	36 369
Other accounts receivable	10 544	31 678
	53 336	68 047
Inventories		
Cement	9 146	10 719
Work in process	70 853	69 600
Raw materials	14 473	16 254
Spare parts, materials and supplies	64 678	63 751
Goods in transit	3 638	9 016
Quarry stripping costs - deferred		
	162 788	169 340
Prepaid Expenses	14 920	11 749
TOTAL CURRENT ASSETS	240 871	285 555
Accounts Receivable - Long Term	17 445	17 765
Investment in Securities	3 442	3 587
Fixed Assets	691 853	742 519
Other Assets	66 904	49 250
TOTAL ASSETS	1 020 515	1 098 676
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	76 454	71 894
Trade Accounts Payable	21 948	32 952
Income and Payroll Taxes	4 778	8 116
Vacation and Profits Sharing	8 069	11 326
Dividends Payable	209	38 426
Customers' Deposits	7 537	6 175
Other Accounts Payable	13 740	26 675
Deferred Cost for Plant Downtime	32 457	68 607
Current Portion of Long Term Debt	165 194	264 172
TOTAL CURRENT LIABILITIES		
	53 857	59 217
Deferred Taxes and Other	62 091	63 288
Long Term Debt		
Minority Interest	281 141	386 678
TOTAL LIABILITIES	25 445	43 156
STOCKHOLDERS' EQUITY	368 924	368 924
Capital Stock	47 657	47 657
Labor Shares	0	0
Retained Earnings	76 236	75 701
Legal reserve	221 112	176 561
Undistributed earnings	713 929	668 843
TOTAL STOCKHOLDERS' EQUITY		
	1 020 515	1 098 676
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		

CEMENTOS LIMA S.A. AND SUBSIDARIES (CONSOLIDATED)

Income Statement

(in thousands of constant nuevos soles as of June 30th, 2003)

	Three Month Period: June 30th, 2003		June 30th, 2002		Porcent Change
		%		%	%
Net Sales	291 186	100,0	300 919	100,0	(3,2)
Cost of Sales	(137 670) 0	(47,3)	(128 620)	(42,7)	7,0
Gross Margin	153 516	52,7	172 299	57,3	(10,9)
Operating Expenses					
Depreciation and amortization	(49 968)	(17,2)	(51 651)	(17,2)	(3,3)
Administrative	(22 523)	(7,7)	(23 467)	(7,8)	(4,0)
Selling	(8 519)	(2,9)	(8 090)	(2,7)	5,3
Goodwill amortization	(698)	(0,2)	(711)	(0,2)	(1,7)
Total Operating Expenses	(81 709)	(28,1)	(83 919)	(27,9)	(2,6)
Operating Income	71 808	24,7	88 380	29,4	(18,8)
Comprehensive Financial (Expense) income					
Financial (expense) income, net	(2 650)	(0,9)	(4 471)	(1,6)	(44,1)
Gain (Loss) from monetary position	(209)	(0,1)	(1 094)	(0,4)	(80,9)
Total Comprehensive Financial (Expense) Income	(2 859)	(1,0)	(5 835)	(1,9)	(51,0)
Other Income (Expenses)	(1 267)	(0,4)	(4 671)	(1,6)	(72,9)
Income Before Tax and Employees	67 682	23,2	77 874	25,9	(13,1)
Income Tax	(4 048)	(1,4)	(8 744)	(2,9)	(53,7)
Employees' Profit Sharing	(17 779)	(6,1)	(18 958)	(6,3)	(6,2)
Net Income before minority interest	45 854	15,7	50 172	16,7	(8,6)
Minority interest	1 104	0,4	616	0,2	79,3
Net Income	46 958	16,1	50 788	16,9	(7,5)

RECENT DEVELOPMENTS

On October 29th, 2003, the Board of Directors declared a cash dividend of US$ 0,12 per common share and US$ 0,012 per investment share, payable from December 1st, 2003. This dividend totals US$ 5 003 608 and is on account of fiscal year 2003's earnings.

CAMER
8240

Av. Atocongo 2440
Villa María del Triunfo Lima 35 - Peru
Telephone: (511) 217-0200 Telefax: (511) 217-1496
Web Page: www.cementoslima.com.pe
E-mail: postmaster@cementoslima.com.pe

Securities Depart: Phone: (511) 265-9045 Fax: (511) 470-8946